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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               KINDER MORGAN, INC.
                                (Name of Issuer)

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                          COMMON STOCK, $5.00 PAR VALUE
                         (Title of Class of Securities)

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                                     49455P
                                 (CUSIP Number)


                              MR. RICHARD D. KINDER
                            1301 MCKINNEY, SUITE 3400
                              HOUSTON, TEXAS 77010
                                 (713) 844-9500

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                                MR. DAVID L. RONN
                          BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                            HOUSTON, TEXAS 77002-2781
                                  713-221-1352

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                                 OCTOBER 7, 1999
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
      Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all
                          other provisions of the Act.

                              ---------------------

                                Page 1 of 7 Pages


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CUSIP NO.: 49455P                                              Page 2 of 7 Pages

                                  SCHEDULE 13D

================================================================================

  1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

         Richard D. Kinder
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
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  3      SEC USE ONLY
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  4      SOURCE OF FUNDS
         PF
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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)
         [ ]
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  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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  7      Sole Voting Power

         24,475,575
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  8      SHARED VOTING POWER

         0
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  9      SOLE DISPOSITIVE POWER

         24,475,575(1)
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 10      SHARED DISPOSITIVE POWER

         0
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 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,475,575
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
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 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
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 14      TYPE OF REPORTING PERSON

         IN
================================================================================

-------------------

(1) 24,475,775 of the shares of the common stock, par value $5.00 per share, of Kinder Morgan, Inc. are subject to a Governance Agreement between the Kinder Morgan, Inc. (formerly known as K N Energy, Inc.) and the Reporting Person dated as of October 7, 1999, a copy of which is attached hereto as Exhibit C, pursuant to which the Reporting Person is restricted in the volume and manner in which he disposes of that stock for the term of the agreement.


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                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Kinder Morgan, Inc. is to the best knowledge and belief of the Reporting Person, as defined herein.


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $5.00 per share ("Issuer Common Stock"), of Kinder Morgan, Inc., a Kansas corporation and formerly known as K N Energy, Inc. ("Issuer"), whose principal executive offices are located at 1301 McKinney, Suite 3400, Houston, Texas 77010.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Mr. Richard D. Kinder, an individual (the "Reporting Person").

         The address of the Reporting Person is 1301 McKinney, Suite 3400, Houston, Texas 77010.

         The Reporting Person has not been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 14, 1997, the Reporting Person purchased with his personal funds 2,646 shares of Class A Common Stock and 2,648 shares of Class B Common Stock from Kinder Morgan, Inc., a Delaware corporation ("KMI Delaware"). Through a series of subsequent transactions, the Reporting Person acquired with his personal funds an additional 5,801 shares of Class A Common Stock and 444.8 shares of Class B Common Stock of KMI Delaware. On October 7, 1999, each share of KMI Delaware Common Stock was converted into 3917.957 shares of Issuer Common Stock reported on this form in accordance with the terms of the Agreement and Plan of Merger by and among the Issuer, Rockies Merger Corp. and KMI Delaware dated as of July 8, 1999, as amended, (the "Merger Agreement"), a copy of which is attached hereto as Exhibit A and which is discussed further in Item 4.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As mentioned in Item 3, the Reporting Person received the shares of Issuer Common Stock reported herein upon conversion of his KMI Delaware common stock pursuant to the closing of the Merger Agreement, which he now holds for the purposes of investment.

         (a)-(j) Subject to a Governance Agreement dated October 7, 1999, between the Reporting Person and the Issuer (the "Governance Agreement"), the Reporting Person may make additional purchases of Issuer Common Stock either in the open market or in private transactions.

                                Page 3 of 7 Pages

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         With respect to plans or proposals that the Reporting Person may have that relate to any change in the present board of directors or management of the Issuer, please see the following:

             (1) Article II of the Governance Agreement, relating to changes in the board of directors of the Issuer, including the decrease in the number of Board members from fifteen (15) to ten (10), the Reporting Person's right to fill three (3) of the four (4) vacancies on the Issuer's Board resulting from the resignations that occurred simultaneously with the merger, and the Reporting Person's right to propose three (3) nominees to be included in the slate of nominees for the Issuer's Board of Directors to be presented to the shareholders, such that, if elected, would result in the Board consisting of three (3) directors nominated by the Reporting Person;

         (2) The Employment Agreement by and between the Issuer and Richard D. Kinder dated as of October 7, 1999 (the "Employment Agreement"), a copy of which is attached hereto as Exhibit E, relating to the appointment of Mr. Kinder as Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

         The Reporting Person may also propose additional changes to the management of the Issuer, including the appointment of new officers.

         The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change his intentions regarding, any or all of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As set forth herein, the Reporting Person owns 24,475,575 shares of Issuer Common Stock, which represents approximately 21.7% of the outstanding Issuer Common Stock (based on 112,652,144 shares of Issuer Common Stock outstanding as of October 7, 1999, after giving effect to the transactions contemplated in the Merger Agreement, as represented by the Issuer in a certificate delivered to the Reporting Person).

         (b) The Reporting Person has not effected any transactions in the shares of the Issuer Common Stock in the past 60 days other than as indicated above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Governance Agreement and the Employment Agreement are included as Exhibits A, C and D, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) between the Reporting Person and any other person which respect to any securities to the Issuer.


                                Page 4 of 7 Pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT                    DESCRIPTION
         -------                    -----------
            A Agreement and Plan of Merger by and among K N Energy, Inc., Rockies Merger Corp., and Kinder Morgan, Inc. dated as of July 8, 1999, as amended (without exhibits).

            B First Amendment to the Agreement and Plan of Merger by and among K N Energy, Inc., Rockies Merger Corp., and Kinder Morgan, Inc. dated as of August 20, 1999
                                  (without exhibits)

            C Governance Agreement by and between K N Energy, Inc. and Richard D. Kinder dated as of October 7, 1999.

            D Employment Agreement by and between K N Energy, Inc. and Richard D. Kinder dated as of October 7, 1999.



                                Page 5 of 7 Pages

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                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1999             Richard D. Kinder



                                   By: /s/ Richard D. Kinder
                                      -----------------------
                                           Richard D. Kinder



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                                INDEX TO EXHIBITS


         EXHIBIT                    DESCRIPTION
         -------                    -----------
            A                     Agreement and Plan of Merger by and among K
                                  N Energy, Inc., Rockies Merger Corp., and
                                  Kinder Morgan, Inc. dated as of July 8,
                                  1999, as amended (without exhibits).

            B First Amendment to the Agreement and Plan of Merger by and among K N Energy, Inc.,
                                  Rockies Merger Corp., and Kinder Morgan,
                                  Inc. dated as of August 20, 1999
                                  (without exhibits)

            C                     Governance Agreement by and between K N
                                  Energy, Inc. and Richard D. Kinder dated as of October 7, 1999.

            D                     Employment Agreement by and between K N
                                  Energy, Inc. and Richard D. Kinder dated as of October 7, 1999.



                                Page 7 of 7 Pages